Via Facsimile and U.S. Mail
Mail Stop 4720

December 16, 2009

Dino Dina, M.D.
President and Chief Executive Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, CA 94710

> **Re:** **Dynavax Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-34207**

Dear Dr. Dina:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 3

Pharmaceutical Partnerships and Funding Agreements, page 10

1. We note your discussion of various pharmaceutical partnership agreements and collaborations starting on page 10 of your Form 10-K. Please provide draft

disclosure to be included in your next Form 10-K which discusses the following
material information regarding each of the noted collaborations:

- For the GlaxoSmithKline, AstraZeneca AB, Novartis Vaccines and
  Diagnostics, Inc. agreements and the National Institutes of Health grants,
  please disclose the term of each agreement and provide a brief summary of
  the termination provisions thereof.
- For the AstraZeneca AB and Regents of the University of California
  agreements please provide more information about the royalty provisions;
  either a range or a statement that the percentage is in the single digits,
  teens, etc. will be sufficient.
- We note your statement on page 11 that under the GlaxoSmithKline
  agreement you will receive "tiered, up to double-digit royalties on sales."
  We also note that you have been granted confidential treatment for
  information related to the royalty rates and tiers under this agreement;
  however, we ask that you provide a more narrow range for the royalties
  you will receive in your description and provide general information
  regarding the tier structure, i.e., whether or not the rate will increase or
  decrease as the tiers progress.
- For the Regents of the University of California agreement, please discuss
  the license fees paid and the total potential milestone payments to be made
  under the agreement.

Please file copies of your agreements with each of the above listed parties as exhibits
pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with
an analysis supporting your determination that the agreements are not material to the
company.

Intellectual Property, page 12

2. Please provide proposed disclosure to be included in your next Form 10-K which
   includes a more robust discussion of your material patents, including which
   product groups they relate to, the expiration dates for each, and the jurisdictions in
   which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Signatures, page 79

3. We note that your chief executive officer and chief financial officer have signed
   the Form 10-K on behalf of the registrant and in their own capacities, but it does
   not appear that the filing has not been signed by your controller or principal
   accounting officer in those capacities as required by Form 10-K. Please amend
   your filing to include the signature of your controller or principal accounting
   officer. If Deborah A. Smeltzer, your chief financial officer, was acting as
   controller or principal accounting officer at the time the filing was executed,
   please confirm that she signed the Form 10-K in the capacity of controller or

principal accounting officer in addition to the other listed capacities. See
Instruction D.2(a) of Form 10-K for further information.

Schedule 14A filed April 3, 2009

Compensation Discussion and Analysis, page 11

4. We note your discussion of benchmarking and peer companies on page 12 of the
    filing. Please provide draft disclosure to be included in your next proxy statement
    which discloses the names of each of the referenced peer companies.

Annual Cash-Based Incentive Awards, page 13

5. Your Annual Cash-Based Incentive Awards section does not disclose the
    corporate or individual goals used to determine your named executive officers'
    annual cash-incentive bonus payments. Please provide us with draft disclosure to
    be included in your next proxy statement which provides a discussion of each of
    the corporate and individual goals. Also, please confirm that you will discuss the
    level of achievement of each goal and provide a discussion of how the level of
    achievement will affect the actual bonuses to be paid. To the extent the goals are
    quantified, the discussion in your proxy statement should also be quantified.

Equity-Based Awards—Equity Compensation Plans, page 14

6. We note your statement that the aggregate number of stock options and restricted
    stock units granted to your named executive officers was based on a "target equity
    value" which is determined with "reference to [your] peer group benchmark on an
    annual basis." Please provide draft disclosure to be included in your next proxy
    statement which provides more detail about the committee's process of granting
    stock options and restricted stock units to the named executive officers. Your
    discussion should disclose the target equity value for the 2009 fiscal year and how
    the peer group benchmark data translated into this figure. You should also
    discuss each named executive officer's individual awards and how such awards
    were determined.

7. We note that you have not included the Equity Compensation Plan Table required
    by Item 201(d) of Regulation S-K. Please confirm that you will include this table
    in your next Form 10-K or related proxy statement, where appropriate.

Transactions with Related Persons, page 28

8. We note your discussion of the indemnity agreements entered into with each of
    the company's officers and directors on page 28 and an employment agreement
    between the company and Dr. Janowicz throughout the filing. If these agreements
    have previously been filed please confirm that you will incorporate each by

reference into your next Form 10-K. To the extent any of the agreements have not been filed, please file them at this time.

*   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director